

June 25, 2012

Via E-mail
Kimberly J. Harris
President and Chief Executive Officer
Puget Energy, Inc
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004

      Re: Puget Energy, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed March 5, 2012
            File No. 1-16305

Dear Mrs. Kimberly Harris:

     We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3 Business Combinations, page 92

1.   We note your disclosure that the carrying value of net utility plant and the majority of regulated assets and liabilities were determined to be stated at fair value at the acquisition date based on the conclusion that individual assets and liabilities are subject to regulation and market participants would not expect to recover any more or less that the carrying value of such amounts. Given this was a purchase of a utility by a non-utility acquirer, please explain to us why you paid such a large premium to acquire assets with a market participant (regulatory) return. Please be detailed in your analysis including the financial

and strategic reason(s) for the acquisition. Notwithstanding the preceding, please tell us in detail the reasons behind each fair value adjustment in the table on page 93 as it relates to your regulated operations. Please specifically address whether any fair value credits recorded in the purchase gave rise to regulatory debit offsets. If not, please explain in detail the basis for your accounting including the anticipated rate treatment of such fair value credits. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant